

Canine Life Sciences Inc.,
<u>DBA Canine Biologics</u>

Annual Report
2021

Annual Report 2021

Throughout this document, mentions of the Company refers to Canine Life Sciences Inc., DBA Canine Biologics, a C-Corporation formed on December 23, 2019, in Denver, Colorado (the "Company"). The Company's physical address is 2145 S Clermont St, Denver, CO 80222.

The Investor may contact the Company by emailing chuckm@caninebiologics.com. This annual report is posted on the Company's website, www.caninebiologics.com. The Company may provide additional, occasional updates to investors via the Netcapital and Wefunder Crowdfunding portals

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Questions and Answers

1. **What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))**

The Company is a corporation formed on December 23,2019, in Denver Colorado. The Company's physical address is 2145 S Clermont St., Denver CO 80222. The Company's web site may be accessed at www.caninebiologics.com.

2. **What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))**

Jeff Sutherland

Board positions with Company

Dates	Position	Principal Occupation
12/23/2019- Present	Director	Co-Founder and CEO of canine Life Sciences Inc., DBA Canine Biologics

Positions with Company

Dates	Position	Responsibilities

| 12/23/2019- Present | CEO and President | Manage all business operations of the Company |

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
1/1/2016-12/23/2019	Consulting	Consultant

Afshin Safavi

Board positions with the Company

Dates	Position	Principal Occupation
12/23/2019- Present	Director & Chairman and Chief Science Officer	Co-Founder

Positions with the Company

Dates	Position	Responsibilities
12/23/2019- Present	20% plus shareholder	Chief Science Officer

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
9/1/2019-Present	Chimeron Bio	Founder, Chairman of the Board
4/1/2008-present	BioAgilytix	Founder, Chairman of the Board
11/1/2018-Present	Safavi Holdings LLC	CEO and President

Charles Mueller

Board positions with the Company

Dates	Position	Principal Occupation
12/23/2019-Present	Director	Co-Founder

Positions with the Company

Dates	Position	Responsibilities
12/23/2019-Present	CFO	Manage all financial affairs of the Company

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
10/1/2012-Present	Bentley Wellness Technologies Inc	Consultant

Timothy Bennett

Board positions with the Company

Dates	Position	Principal Occupation
1/15/2020-Present	Director	Marketing Consultant

Positions with the Company

Dates	Position	Responsibilities
1/15/2020-Present	Consultant	Strategic Marketing Advisor

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
5/15/2018-Present	CABVU Strategy Consulting	Owner, Consultant
1/1/2015-1/1/2018	TDECU	Chief Brand Officer
1/15/2020-Present	Canine Life Sciences Inc DBA Canine Biologics	Board Member, Marketing Advisor

David Haworth

Board positions with the Company

Dates	Position	Principal Occupation
9/13/2021-Present	Director	Advisor/ Strategy Advisor

Positions with the Company

Dates	Position	Responsibilities
7/15/2021-Present	Advisor	Member of the Board of the Company

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
10/1/2012-Present	Viviant	CEO
7/15/2021- Present	Canine Life Sciences Inc DBA Canine Biologics	Board Director

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Name	Position
Afshin Safavi (Safavi Holdings LLC)	Co-founder, Chairman of the Board and Chief Science Officer of the Company

Ownership:

Afshin Safavi, through his Holding Company, Safavi Holdings LLC, owns 2,928,000 shares of the Company's Common stock, 24,692 shares of the Company's Class B Common shares through the Company's Reg CF filing and 44,068 of the Company's SAFE securities acquired through a Company's Reg CF filing. Collectively, these securities constitute 2,996,760 and 38.39% of the outstanding voting securities of the Company.

Name	Position
Jeff Sutherland	Co-founder, CEO and Director of the Company

Ownership:

Jeff Sutherland owns 2,218,849 shares of the Company's Common stock, 3,704 shares of the Company's Class B Common shares through the Company's Reg CF filing and 8,745 of the Company's SAFE securities acquired through the Company's Reg CF filing. Collectively, these securities constitute 2,218,579 shares and 28.42% of the outstanding voting securities of the Company.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

The Company is dedicated exclusively to developing nutrition systems designed to support dogs fighting cancer. Our team of veterinarians and scientists has taken an evidence-based approach to develop our three-part Integrated Nutrition System. That system combines human-grade food, wild-caught salmon oil, and specialized supplements into a single, cross- balanced plan to meet each dog's specific needs.

The Company developed this approach based on dozens of peer-reviewed research studies and clinical trials; formulating the nutrition required to support the digestive, immune, and other physiologic systems of dogs fighting cancer.

5. How many employees does the Company currently have? (§ 227.201(e))

Three

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Material factors that make an investment in Canine Life Sciences Inc speculative or risky:

    1. Risks from Pandemics

        The Company faces risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on the Company. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which the Company has material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and The Investor may risk overpaying for its investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

4. The Company is highly dependent on the services of our co-founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and co-founders. If the Company loses those services or if they fail to perform in their current position, or if the Company is not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of the Company's business plan and harm its business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

5. The Company relies on a limited number of suppliers or, in some cases, sole suppliers for our food and supplements and may not be able to find replacements or immediately transition to alternative suppliers.

6. Company management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing the Company business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

7. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

8. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, The Investor should carefully consider the specific risks and disclosures related to both this offering type and the company.

9. The shares are not easily transferable. An Investor should not plan on being able to readily transfer and/or resell the Investor's security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then the Investor should plan to hold their investment for a significant period before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its shares on an exchange, is acquired, or goes bankrupt.

10. The Investor may only receive limited disclosure. While the Company must disclose certain information and since the Company is at an early stage, it may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that the Investor can use to evaluate the status of The Investor's investment.

11. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

    The Investor should not rely on the fact that the Company's Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

12. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

13. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that The Investor's investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While the Investor has the right to cancel the Investor's investment up to 48 hours before an Offering Deadline, if The Investor choose to not cancel the Investor's investment, the Investor's investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to the Investor without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to the Investor. If the Company reaches the target offering amount prior to the Offering Deadline, it may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the Investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means the Investor's failure to participate in the Offering in a timely manner, may prevent the Investor from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

14. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

    Despite that, the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. The Investor may not have the opportunity, as part of the Investor's investment decision, to assess whether the proceeds are being used appropriately.

15. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law,

state securities regulations may apply, and each Investor should consult with his or her attorney.

The Investor should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that the Investor might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

16. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

17. The shares of Securities acquired upon the Offering may be significantly diluted because of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and therefore, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

18. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the

Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

19. There is no present public market for these Securities, and the Company has arbitrarily set the price.

   The offering price was not established in a competitive market. The Company has arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on the Company's net worth or prior earnings. The Company cannot assure the Investor that the Securities could be resold by the Investor at the Offering price or at any other price.

20. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect the Company. Moreover, the Company cannot predict whether it will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

21. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF THE INVESTORS ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

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7. Describe the ownership and capital structure of the Company, including**: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))**

Securities

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Shares	29.242.000	7,664,549	Yes	
Class B Common Shares	758,000	45,033	Yes	

SAFE note contracts	96,222	96,222	Future voting rights

Those investors that participated in the Company Class B common shares offering via Netcapital and the SAFE securities via Wefunder have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital and Wefunder crowdfunding portals.

All securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast the investor's vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of Class B common stock on Netcapital or SAFE securities on Wefunder.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Incentive Stock Options and non-statutory Stock Options		2,130,000
Warrants	A common stock purchase warrant to purchase up to 5,508 shares of Canine Biologics common stock, no par value, for a period of two years from the date of issuance of the warrant, at an exercise price of $0.59 per share of common stock. The purchase number of common shares under the Warrant, applied at the exercise price of $0.59 per share, shall not exceed 5% of the amount of a Promissory Note in the amount of $65,000 that was issued. . A common stock purchase warrant to purchase up to 6,173 shares of Canine Biologics common stock, no par value, for a period of two years from the date of issuance of the warrant, at an exercise price of $0.81 per share of common stock. The purchase number of common shares under the Warrant, applied at the exercise price of $0.81 per share, shall not exceed 5% of the amount of a Promissory Note in the amount of $100,000 that was issued.	

There are 2,130,000 securities reserved for the exercise of options to purchase the Company's common stock. Of the securities reserved, options to purchase 1,401,900 common shares have been collectively granted as Incentive Stock Options (certain employees) and non-statutory Stock Options (outside consultants to the Company).

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8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in the Wefunder and Netcapital offerings.

As the holder of a majority of the voting rights in the Company, the collective majority of the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's investment in the Company, and the Investor will have no recourse to change those decisions. The Investor's interest may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to the Investor. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to the Investor. Based on the risks described above, the Investor may lose all or part of the Investor's investment in the securities that the Investor purchased, and the Investor may never see positive returns.

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9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The offering price of securities issued by the Company has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or any other generally accepted valuation criteria. In determining the securities price, the Company did not employ investment banking firms or other independent appraisals or evaluation. Accordingly, the security prices used in the Company stock offerings may not be indicative of the actual value of the securities previously issued or to be issued in the future.

In the future, the Company will perform valuations of its common stock that consider, as applicable factors such as:

- Unrelated third-party relationships
- The Company's results of operations, financial position and capital resources
- Current business conditions
- The introduction of new products
- The risk inherent in the development and expansion of Company projects
- The marketability or lack thereof of new security offerings

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10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company

repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of the Company, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through the Netcapital and Wefunder portals have a minority ownership in the Company and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence the Company's direction at their discretion.

Corporate actions such as the issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital and Wefunder investors to decrease or increase respectively. Fluctuations in the Company's valuation could similarly occur and positively or adversely impact Netcapital and Wefunder investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

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11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

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12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Safavi Holdings LLC	$65,000	8%	8/12/23

Terms

Principal and accrued interest thereon shall be immediately due and payable on August 12, 2023. Interest shall accrue on the outstanding principal amount at a rate equal to 8% per annum. Interest shall be calculated on the basis of the actual number of days elapsed and a year of 360 days.

Additional Condition: Warrants Lender shall be entitled to receive, upon the making of the Loan, a common stock purchase warrant to purchase up to 5,508 shares of Canine Biologics common stock, no par value, for a period of two years from the date of issuance of the warrant, at an exercise price of $0.59 per share of common stock. The purchase number of common shares under the Warrant applied at the exercise price of $0.59 per share shall not exceed 5% of the amount of the Promissory Note of $65,000.

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Safavi Holdings LLC	$100,000	8%	1/4/24

Terms

Principal and accrued interest thereon shall be immediately due and payable on January 4, 2024. Interest shall accrue on the outstanding principal amount at a rate equal to 8% per annum. Interest shall be calculated on the basis of the actual number of days elapsed and a year of 360 days.

Additional Condition: Warrants Lender shall be entitled to receive, upon the making of the Loan, a common stock purchase warrant to purchase up to 6,173 shares of Canine Biologics common stock, no par value, for a period of two years from the date of issuance of the warrant, at an exercise price of $0.81 per share of common stock. The purchase number of common shares under the Warrant applied at the exercise price of $0.81 per share shall not exceed 5% of the amount of the Promissory Note of $100,000.

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13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
12/2019	Common Stock	$24,000	Section 4(a) (2)	General operations and marketing
12/2019	Common Stock	$125,000	Section 4(a) (2)	General operations and marketing
03/2020	Common Stock	$185,000	Section 4(a) (2)	General operations and marketing
12/2020	Common Stock	$50,000	Section 4(a) (2)	General operations and marketing
12/2020	Common Stock	$50,000	Section 4(a) (2)	General operations and marketing
12/2020	Common Stock	$300,000	Section 4(a) (2)	General operations and marketing
7/21/2021	SAFE	$56,711	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))	$46,250 towards ongoing payroll and marketing, sales and administrative costs and $3,750 towards the Wefunder intermediary fee.
9/4/2021	Class B Common Stock	$36,477		$31,950 towards ongoing payroll and marketing, sales and administrative costs and $4,887 towards the Netcapital intermediary fee.
09/21/2021	Common Stock	$35,000	Section 4(a) (2)	General operations and marketing
10/04/2021	Common Stock	$30,000	Section 4(a) (2)	General operations and marketing
10/04/2021	Common Stock	$5,000	Section 4(a) (2)	General operations and marketing
1/7/2022	Common Stock	$15,000	Section 4(a) (2)	General operations and marketing

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14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds

five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

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1) Transaction	Date	Amount	Comment
Issuance of SAFE securities	7/21/2021	$56,711	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

2) Transaction			
Promissory Note	08/12/2021	$65,000	Safavi Holdings LLC, a related party, (with a 38.39% ownership of Company common stock) is the holder of the Note

Principal and accrued interest thereon shall be immediately due and payable on August 12, 2023. Interest shall accrue on the outstanding principal amount at a rate equal to 8% per annum.

3) Transaction	Date	Amount	
Promissory Note	1/04/2022	$100,000	Safavi Holdings LLC, a related party (with a 38.39% ownership of Company common stock) is the holder of the Note

Principal and accrued interest thereon shall be immediately due and payable on January 4, 2024. Interest shall accrue on the outstanding principal amount at a rate equal to 8% per annum.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

An Investor should read the following discussion and analysis of the Company's financial condition and results of operations together with its financial statements and the related notes and other financial information included elsewhere. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. The Investor should review the "Risk Factors " section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview: the Company makes specialized, veterinarian-formulated nutrition for dogs battling cancer. In 5 years, we believe Canine Biologics could make significant inroads in providing nutrition in the market for the approximately 10 million dogs living with cancer at any point in time in the US and Canada. These projections are not guaranteed.

Milestones: Canine Life Sciences Inc. DBA Canine Biologics was incorporated in the State of Colorado in December 2019. Since then, the Company has had 5 consecutive quarters of positive revenue growth since entering the market in October 2020.

Market Potential: 500,000 dogs (the US and Canada) are diagnosed with cancer each month. The Company's experienced team includes Ph.D. veterinarians with advanced expertise in nutrition and cancer care. As of March 1, 2022, the Company still believes there are no other companies offering complete products (food + supplements) for dogs with cancer. The Company's expanded product roadmap includes formulated treats and supplements focused on additional forms of cancer that afflict dogs. In 2022 the Company is introducing NutriDapt ™, a new, calorically dense, high quality

18

customizable critical care liquid diet for dogs and cats requiring tube feeding. NutriDapt is not a 'nutritional supplement' but a complete critical care diet that can be customized for the animal.

Historical Results of Operations:

For the periods ended December 31, 2021, and 2020 the Company had revenues of $49,391 and $5,823 respectively. As of December 31, 2021, the Company had total assets of $159,970, including $24,684 in cash. As of December 31, 2020, the Company had $404,133 in total assets, including $98,886 in cash. The Company had net losses of $449,310 and 353,517 for the years ended December 31, 2021, and 2020, respectively. The Company's liabilities totaled $75,501 and $33,296 for the years ended December 31, 2021, and 2020, respectively

Related Party Transactions: Refer to Questions 3, 12 and 14 of this Annual Report for disclosure of all related party transactions.

Liquidity & Capital Resources: To date, the Company has been financed with $166,000 in debt and $911,943 in equity. The Company intends to raise additional capital in the future from investors with a projected financing raise of $1,000,000 in equity/ debt. Once the target level is reached, we should not require any additional funding. This funding will be required to continue operations, expand the Company's new product development efforts, and bring the NutriDapt ™ product line to market.

Short/Midterm Expenses: As of March 1,2022, the Company has cash in hand of $115,000. Over the last three months, revenues have averaged $8,600/month, cost of goods sold has averaged $5,100/month, and operational expenses have averaged $30,600/month. The Company projects to be profitable in 14 months (May 2023).

New Financings: Since the beginning of 2021 the Company has raised $56,771 in SAFE contracts via Reg CF Offering on the Wefunder portal and $36,477 via the issuance of Class B common shares via the Netcapital portal. In addition, since the beginning of 2021 the Company raised $85,000 in equity from the issuance of common stock and $165,000 from Safavi Holdings LLC, a related party, via the issuance of two promissory notes. In 2021 a PPP Loan Payable of $19,100 was forgiven.

COVID Impacts: Beginning in August 2020 the Company introduced to the marketplace its nutritional products for dogs suffering from cancer by focusing the sale of its products through U.S.- based veterinarians for resale or recommendation to their clients. However, the impact on the business arising from the COVID-19 pandemic was severe and Company initial sales in 2020 and 2021 were only $5,800 and $49,391 respectively. Due to continued impact from COVID-19 in 2021, veterinary offices around the country continued to be restrictive in in-office visits to the Company's sales representatives. These restrictions have reduced the impact of Company sales efforts. Combined with the extraordinary economic impact on the general population, approximately 46% of whom own dogs, COVID 19 has had a significant impact on Company business.

Cash Flow Breakeven / New Financings: Company operating cash flows are projected to break even starting in May 2023. Our net funding required, until breakeven is achieved, is projected to be $1,000,000 for working capital and development of new products, including additional food type offerings, supplement formulations for other forms of cancer, treat offerings, liquid diet products for dogs in critical care/ requiring tube feeding, and international market expansion. These projections are not guaranteed.

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16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements as follows. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

CANINE LIFE SCIENCES, INC., DBA CANINE BIOLOGICS

Unaudited Financial Statements for the Years Ended December 31, 2021, 2020 and 2019

CANINE LIFE SCIENCES, INC., DBA CANINE BIOLOGICS
BALANCE SHEET (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	2021	2020	2019
CURRENT ASSETS			
Cash	$24,684	$98,886	$119,551
Accounts receivable	$11,110	$25,894	-
Stock Subscriptions receivable	$30,000	$145,000	
Related Party Receivable	$3,254	$3,254	$3,254
Inventories	$60,142	$78,179	
Prepaid Expenses	$103	$13,843	$24,106
TOTAL CURRENT ASSETS	$129,293	$365,056	$146,912
NON-CURRENT ASSETS			
Intangible Asset- Development of Website	$41,937	$41,937	
Accumuated Depreciation	($11,260)	($2,860)	
TOTAL NON-CURRENT ASSETS	$30,677	$39,077	$0
TOTAL ASSETS	$159,970	$404,133	$146,912
CURRENT LIABILITIES			
Accounts Payable	$7,712	$14,033	$8,409
Accrued Liabilities	$1,789	$163	
Promissory Notes	$65,000	$0	
Loans Payable	$1,000	$19,100	
TOTAL CURRENT LIABILIIES	$75,501	$33,296	$8,409
SHAREHOLDERS' EQUITY			
Common Stock (30,000,000 shares authorized)	$896,943	$734,000	$149,000
7,787,200 issued; no par value)			
Retained Earnings (Deficit)	($812,474)	($363,163)	($10,497)
TOTAL SHAREHOLDERS' EQUITY	$84,469	$370,837	$138,503
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$159,970	$404,133	$146,912

CANINE LIFE SCIENCES, INC., DBA CANINE BIOLOGICS
INCOME STATEMENT (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	2021	**2020**	**2019**
Net Revenues	$49,391	$5,823	$ -
Cost of Goods Sold Sales	72,559	5,650	
Gross Profit	(23,168)	173	
Research and Development	112		
Selling Costs	110,554	17,127	
Marketing Costs	181,837	31,088	
General and Administrative	161,438	302,615	10,497
Depreciation	8,400	2,860	
Net Income from Operation	(485,510)	(353,517)	(10,497)
Extraordinary Income SBA Loan Foregiveness	36,200	-	
Net Income (Loss)	($449,310)	($353,517)	($10,497)

CANINE LIFE SCIENCES, INC., DBA CANINE BIOLOGICS
STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	2021	2020	2019
Cash Flows from Operating Activities			
Net Income (Loss) for the Period	($449,310)	($353,517)	($10,497)
Change in Accounts receivable	$14,784	($25,894)	
Change in Stock Subscriptions receivable	$115,000	($145,000)	
Change in Related Party Accounts Receivable	-	-	($3,254)
Change in Inventories	$18,037	($78,179)	
Change in Prepaid expenses	$13,740	$10,263	($24,106)
Change in Accounts Payable	($6,321)	$6,476	$8,408
Change in Accrued Liabilities	$1,626	$163	-
Depreciation	$8,400	$2,860	
Net cash Flows from Operating Activities	($284,045)	($582,828)	($29,449)
Cash Flows from Investing Activities			
Intangible Asset -Website Development	-	($41,937)	
Cash Flows from Fiancing Activities			
Issuance of Common Stock	$162,943	$585,000	$149,000
Issuance of Promissory Note	$65,000		
Issuance of Other Loans Payable	($18,100)	$19,100	
Net Cash Flows from Financing Activities	$209,843	$604,100	$149,000
Cash at Beginning of Period	$98,886	$119,551	$ -
Net Increase (Decrease) in Cash	($74,202)	($20,665)	$119,551
Cash at End of Period	$24,684	$98,886	$119,551

CANINE LIFE SCIENCES, INC., DBA CANINE BIOLOGICS
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY (UNAUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Common Stock		Additional Paid in Capital		Retained earnings	Total Stockholders'
	Number	Amount	Number	Amount		
Balance at Inception						
Issuance of common stock	1,209,600	$149,000	-	$ -		$149,000
Net Income (Loss)					($10,497)	($10,497)
Balance at December 31,2019	1,209,600	$149,000			($10,497)	$138,503
Issuance of common stock	680,303	$585,000	-	$ -		$585,000
Net Income (Loss)					($353,517)	($353,517)
Balance at December 31,2020	1,889,903	$734,000			($364,014)	$369,986
Stock Split 4:1 (March 2021	5,669,622					
Issuance of common stock	86,420	$70,000	-	$ -		$70,000
Issuance of Reg CF SAFE securities	96,222	$56,466				$56,466
Issuance of Class B common stock	45,033	$36,477				$36,477
Net Income (Loss)					($449,310)	($449,310)
Balance at December 31,2021	7,787,200	$896,943			($813,324)	$83,619

CANINE LIFE SCIENCES, INC., DBA CANINE BIOLOGICS
NOTES TO FINANCIAL STATEMENTS (UNAUDTED)
DECEMBER 31, 2021, 2020 & 2019

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Canine Life Sciences, Inc., DBA Canine Biologics ("the Company") is a corporation organized under the laws of the State of Colorado. The Company specializes in the development of pet food designed for dogs suffering from cancer.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and The Company recorded net operating losses of $449,310, $353,517, and $10,497 during the years ended December 31, 2021, 2020 and 2019, respectively. These losses create an uncertainty about the ability of the Company to continue as a going concern

The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is net of sales discounts when offered.

Accounts Receivable

In certain instances, the Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Stock Subscriptions Receivable

The Company records stock issuances at the effective date. If the subscription is not fully funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. During January of 2022, all stock subscription receivables were paid in full.

Inventory

Inventory is reported at cost or market, whichever is lower.

Fixed and Intangible Assets

The Company has capitalized equipment with an expected useful life of one year or more, and an original purchase price of $1,000 or more. In addition, the Company has capitalized the build out costs of its website. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company sustained net operating losses during fiscal years 2021, 2020 and 2019. Accordingly, the Company has not incurred a tax liability or expense for those years Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely. Utilization of the net operating losses is uncertain.

The Company is subject to income tax filing requirements in the State of Colorado.

NOTE D- DEBT

During 2021 and 2020, the Company was granted loans through the SBA, pursuant to the Payroll Protection Program (PPP), for the purpose of funding rent, utilities and payroll expenses as defined in the CARES Act. Under the terms of the PPP, all PPP loans were forgiven.

On August 12, 2021, the Company received a loan from a related party for $65,000 under the terms of a Promissory note and warrant. Interest shall accrue at the rate of 8% per annum applied against the principal balance outstanding. The principal and accrued interest thereon shall be immediately due and payable on August 12, 2023. In addition, under the terms of the Promissory note, the lender was issued a common stock purchase warrant to purchase, at any time during the term of the note, up to 5,508 shares of the Company's common shares at an exercise price of $0.59 per share.

NOTE E- EQUITY

Under the Company's original articles of incorporation, in effect as of December 2019, the Company authorized 2,000,000 shares of Common Stock with no par value. In March 2021, the Company amended and restated its articles of incorporation to authorize 30,000,000 common shares no par value stock.

In March 2021, the board of directors authorized a 4:1 stock split.

The Company currently has two classes of equity outstanding, common stock and Class B common stock. In 2021, the Class B common stock was issued in accordance with the terms and conditions of a SEC Reg CF filing. In addition, in 2021 the Company sold SAFE securities under the terms and condition of a second SEC Reg CF filing

Both Common shareholders and Class B shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

NOTE F- EQUITY BASED COMPENSATION

In 2020, the Board of Directors adopted the Canine Life Sciences, Inc., DBA Canine Biologics 2020 Stock Option Plan (the "Plan"). The 2020 Plan provides for the grant of equity awards to purchase up to 2,150,000 common shares (as adjusted from the 4:1 stock split as authorized by the Board in 2021) at a predetermined strike price at the date of grant. As of December 31,2021, 1,401,900 option grants have issued to certain employees and consultants of which 933,665 of those stock options are vested in accordance to the Plan. The 2020 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

NOTE G - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H - SUBSEQUENT EVENTS

The following subsequent events occurred after December 31, 2021, through March 1, 2022, the date that these financial statements were issued.

On January 4,2022, the Company received a loan from a related party for $100,000 under the terms of a Promissory Note and Warrant. Interest shall accrue at the rate of 8% per annum applied against the principal balance outstanding. The principal and accrued interest thereon, shall be immediately due and payable on January 4, 2024. Under the terms of the Promissory Note, the lender was issued a common stock purchase warrant to purchase, at any time during the term of the Note, up to 6,173 shares of the Company's common shares at an exercise price of $0.81 per share.

On February 7, 2022, the Company sold an additional 18,518 of common shares at a sale price of $0.81 per share.

CERTIFICATION BY THE CHIEF FINANCIAL OFFICER

I, Charles F Mueller, Chief Financial Officer of Canine Life Sciences, Inc., DBA Canine Biologics, (the "Company"), certify that:

1. I have prepared the annual financial statements and notes thereto, for the periods ended December 31, 2021, 2020 and 2019.

2. Based on my knowledge, and having exercised reasonable diligence, the annual financial statements and notes thereto, do not contain any untrue statement of a material fact, or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the annual financial statements.

3. Based on my knowledge, and having exercised reasonable diligence, the annual financial statements and notes thereto, fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date and for the periods presented in the annual financial statements.

Dated this 1st day of March 2022

(signed) _____

Charles F Mueller
Chief Financial Officer
Canine Life Sciences Inc., DBA Canine Biologics

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER

I, Jeff Sutherland, Chief Executive Officer of Canine Life Sciences, Inc., DBA Canine Biologics, (the "Company"), certify that:

1. I have reviewed Company's annual financial statements and other financial information included (the "Annual Report") for the years ended December 31, 2021, 2020 and 2019;

2. Based on my knowledge, the Annual Report does not contain any untrue statement of a material fact or omit to state a material fact or make statements, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the Annual Report fairly presents in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this quarterly report;

4. The Annual Report 's other certifying officer, Charles F Mueller, CFO. and I are responsible for establishing and maintaining disclosure and internal control over the financial reporting of the Company and have:

   a. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   b. disclosed in this Annual Report any change in the Company's internal control over financial reporting that occurred during the Company's most recent annual year that has materially affected, or is reasonably likely to materially affect, the Company's control over financial reporting

   c. not detected any fraud, whether or not material, that involves management or other employees

   Dated this 1st day of March 2022

   (signed) _____

   Jeff Sutherland
   Chief Executive Officer
   Canine Life Sciences Inc., DBA Canine Biologics

Ongoing Reporting Requirements

The Company has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

The Company will file a report electronically with the SEC annually and post the report on its web site www.caninebiologics.com no later than 120 days after the end of each fiscal year covered by the report.